Exhibit 1

TRANSACTIONS IN SECURITIES OF THE ISSUER

The following table sets forth all transactions with respect to shares of Common Stock effected since the date of the previous filing to this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on December 1, 2025. Except as otherwise noted below, all such transactions were purchases or sales of shares of Common Stock effected in the open market.

Reporting Person: ValueAct Master Fund

Date of Transaction	Buy/Sell	Shares Bought (Sold)	Price Per Share
10/29/2025	Sell	(9,800)	$105.09
10/30/2025	Sell	(1,101)	$105.01
11/19/2025	Sell	(34,099)	$86.72
11/20/2025	Sell	(1,553)	$85.11
11/21/2025	Sell	(500)	$85.00
11/24/2025	Sell	(9,947)	$85.04
11/25/2025	Sell	(38,000)	$85.20
11/26/2025	Sell	(70,000)	$86.31
11/28/2025	Sell	(20,000)	$86.61
12/01/2025	Sell	(35,000)	$87.17